CONSENT OF CIBC WORLD MARKETS INC.

Dated: August 4, 2017

To the Board of Directors of Kirkland Lake Gold Ltd.

We hereby consent to the references to our firm name and to the references to our fairness opinion dated September 28, 2016, contained under the headings "Kirkland Shareholders - Questions and Answers About the Arrangement and the Kirkland Meeting - Q&A on the Arrangement", “Summary - Recommendation of the Kirkland Special Committee", "Summary - Reasons for the Recommendation of the Kirkland Special Committee", "Summary - Kirkland Fairness Opinions", "The Arrangement - Background to the Arrangement", "The Arrangement - Recommendation of the Kirkland Board", "The Arrangement - Reasons for the Recommendation of the Kirkland Board", "The Arrangement - Kirkland Fairness Opinions", "The Arrangement Agreement - Representations and Warranties", "The Arrangement Agreement - Covenants" and "Glossary of Defined Terms" and the inclusion of the text of our fairness opinion dated September 28, 2016 as APPENDIX G to the joint management information circular of Kirkland Lake Gold Inc. ("Kirkland") and Newmarket Gold Inc. dated October 28, 2016 being filed as an exhibit to the Form 40-F Registration Statement of Kirkland Lake Gold Ltd. (the "Company") being filed with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto. Our fairness opinion was given as at September 28, 2016 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Special Committee of the Board of Directors of Kirkland shall be entitled to rely upon our opinion.

We hereby further consent to the references to our firm name and to the reference to our fairness opinion dated November 13, 2015 (the "Opinion") contained under the headings "Summary - Recommendation of the Board of Directors”, "Summary - Reasons for the Arrangement", "Summary - Fairness Opinion", "The Arrangement - Background to the Arrangement", and "The Arrangement - Fairness Opinion", and the inclusion of the text of the Opinion dated November 13, 2015 as Appendix "D" to the management information circular of Kirkland dated December 15, 2015 being filed as an exhibit to the Form 40-F Registration Statement of the Company being filed with the SEC and any amendments thereto. The Opinion was given as at November 13, 2015 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Special Committee of the Board of Directors of Kirkland shall be entitled to rely upon the Opinion.

(Signed)

/s/ CIBC World Markets Inc.
CIBC World Markets Inc.